UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Edward S. Glazer Irrevocable Exempt Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person OO

1	Names of Reporting Persons Edward S. Glazer

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed by the Edward S. Glazer Irrevocable Exempt Trust (the “Trust”) and Edward S. Glazer (the “Trustee” and, together with the Trust, the “Reporting Persons”) and relates to the Class A ordinary shares, par value $0.0005 per share ( “Class A Ordinary Shares”), of Manchester United plc (the “Issuer”).  Amendment No. 1 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission August 23, 2013, (as so amended, the “Statement”).

Item 4.                            Purpose of Transaction

Item 4 of the Statement is amended by inserting the following information:

On December 12, 2014, the Trust sold 3,000,000 Class A Ordinary Shares to Jefferies LLC (the “Underwriter”) at a price of $15.36 per share, in a registered offering pursuant to an underwriting agreement dated December 8, 2014 (the “Underwriting Agreement”), by and between the Issuer, the Trust and the Underwriter.

Also on December 8, 2014, pursuant to the Underwriting Agreement the Trust entered into a letter agreement with the Underwriter (the “Lock-up Agreement”), pursuant to which the Trust has agreed, subject to certain exceptions, not to (i) sell or offer to sell; any Class A Ordinary Class A Ordinary Shares or securities convertible into or exchangeable for Class A Ordinary Shares, or (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Class A Ordinary Shares or securities convertible into or exchangeable for Class A Ordinary Shares, during the period from December 8, 2014 and continuing through the close of trading on the date that is 60 days after December 8, 2014, except with the prior written consent of the Underwriter.

The foregoing descriptions of the Underwriting Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Underwriting Agreement and the Lock-up Agreement, each of which is attached as an exhibit to this Statement and incorporated herein by reference.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                            Interest in Securities of the Issuer

(a) — (b) Item 5(a) and (b) of the Statement are amended and restated in their entirety by inserting the following information:

The following sets forth the aggregate number and percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Edward S. Glazer Irrevocable Exempt Trust	500,000	0.1%	0	500,000	0	500,000
Edward S. Glazer	500,000	0.1%	0	500,000	0	500,000

(1)                  The Trust is the record holder of 450,000 Class A Ordinary Shares and 50,000 Class B ordinary shares, which are convertible on a one-for-one basis into Class A Ordinary Shares at any time at the option of the holder.

(2)                     Based on 39,797,169 Class A Ordinary Shares outstanding as of December 5, 2014, and assumes conversion of the Class B ordinary shares held by the Reporting Persons.

(c)

The information set forth in Item 4 above is hereby incorporated by reference.  Except as reported in Item 4 above, during the past 60 days neither of the Reporting Persons has effected any transactions in the Class A Ordinary Shares of the Issuer.

(d)

On December 12, 2014, following the transactions reported herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Ordinary Shares.

Item 6.                            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

Item 4 summarizes certain provisions of the Underwriting Agreement and the Lock-up Agreement and is incorporated herein by reference.  A copy of the each of the Underwriting Agreement and the Lock-up Agreement is attached as an exhibit to this Statement, and each is incorporated herein by reference.

Except as set forth herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.               Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on August 23, 2013).
2	Underwriting Agreement, dated as of December 8, 2014, by and between the Issuer, the Edward S. Glazer Irrevocable Exempt Trust and Jefferies LLC, as underwriter.
3	Lock-up Agreement from the Edward S. Glazer Irrevocable Exempt Trust to Jefferies LLC, as underwriter, dated December 8, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  December 12, 2014

Edward S. Glazer Irrevocable Exempt Trust

by:	/s/ Edward S. Glazer
Name:	Edward S. Glazer
Title:	Trustee

Edward S. Glazer

by:	/s/ Edward S. Glazer
Name:	Edward S. Glazer